UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S/A
PUBLICLY-HELD COMPANY
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Corporate Registry (NIRE) 353.001.861 -33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) hereby informs its shareholders and the market that the Board of Directors’ Meeting held on February 12, 2007, approved the payment of Dividends for the second half of 2006, said decision to be ratified by the Annual Shareholders’ Meeting to be held on April 10, 2007, pursuant to the following instructions:

I – VALUE
Said Dividends total R$ 721,910,178.44 (seven hundred and twenty-one million, nine hundred and ten thousand, one hundred and seventy-eight reais and forty-four centavos), equivalent to R$ 1,504742161 per common share, to be attributed to the compulsory dividends for the fiscal year of 2006.

II – “EX”-DIVIDEND
Shareholders owning shares on March 27, 2007 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo and New York Stock Exchanges as of March 28, 2007.

III – PAYMENT
The payment date will be defined by the Company:

  Shareholders who have a bank account with Banco Bradesco or any other financial institution and whose bank account details are duly registered at Banco Bradesco, will be credited on the first day of payment.
  Shareholders whose addresses are duly registered will receive a “Share Dividend Payment Notice” by mail, and should go to a branch of Banco Bradesco in order to receive payment.
  Shareholders that have not received the aforementioned Notice, should go to a branch of Banco Bradesco to update their registration details and receive payment.
  Dividends from shares deposited with the Companhia Brasileira de Liquidação e Custódia (, “CBLC”, Brazilian Clearing and Depository Corporation), will be credited to same and transferred to shareholders by the Depositary Brokers.

São Paulo, February 12, 2007.

José Antonio de Almeida Filippo
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.